FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated June 24th, 2010.

MATERIAL FACT ANNOUNCEMENT
Grupo Santander (“Santander”) announces that it has reached an agreement with Citigroup Inc. (“Citi”) to purchase $3.2 billion of CitiFinancial Auto’s auto loan portfolio. In addition, Santander and Citi have entered into an agreement under which Santander will service a portfolio of $7.2 billion of auto loans that will be retained by Citi.
Santander will purchase the $3.2 billion portion of the portfolio at a price equal to 99% of the value of the gross receivables.
The transaction is expected to close by the end of the third quarter of 2010, and is subject to regulatory approvals and usual closing conditions.
Boadilla del Monte (Madrid), June 24, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 24th, 2010	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President